October 5, 2005

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Synopsys, Inc.
Form 10-K: For the Year ended October 30, 2004
Filed January 12, 2005
Form 10-Q: For the Quarterly Period ended January 31, 2005
Filed March 10, 2005
Form 10-Q: For the Quarterly Period ended April 30, 2005
Filed June 2, 2005
File No. 000-19807

Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2005, with respect to the periodic reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-Q for the Period Ended January 31, 2005

Note 11. Other Income (Expense), Page 9

1.                                       We note your response to comment no. 3 and have the following comment. We note that for evaluating the error for fiscal 2005 you used “normalized” pre-tax earnings instead of annualizing net income based on interim results for that period. Indicate why you believe that SAB 99 would allow this approach in evaluating whether an error is material to the result reported in a fiscal period. Additionally, indicate the consideration you gave to assessing materially based on the impact on earnings per share for each of the prior periods.

Use of Normalized Pre-Tax Earnings for Fiscal 2005

In order to calculate the quantitative materiality of the Q1 2005 error on fiscal 2005 results, we had to determine the appropriate denominator.  We considered annualizing pre-tax income (loss) based on Q1 results, fiscal 2005 forecasted pre-tax income (loss), and normalized pre-tax income (loss).

Annualizing the Q1 pre-tax loss would have yielded a fiscal 2005 estimated pre-tax loss of approximately $76.6 million and a net loss of $57.3 million.  Using this denominator, the error would have accounted for less than 4% and 5% of the annualized pre-tax loss and net loss, respectively for fiscal 2005.  Using this metric, we believe the error would not have been quantitatively material to fiscal 2005 or, under paragraph 29 of APB 28, to the first quarter of fiscal 2005.   However, the annualized pre-tax loss was not consistent with our forecasted pre-tax income (loss).   As such, we considered it prudent to include in our consideration other metrics of quantitative materiality.

At the time of the analysis, we expected, and still expect, to achieve break-even pre-tax income (loss).  At a break-even level of income (loss), any amount is quantitatively material and therefore forecasted pre-tax income (loss) would be an unreasonable denominator.   Further, as highlighted in our original response, break-even pre-tax income (loss) was a result of the Company’s shift to an almost completely ratable license model in the fourth quarter of fiscal 2004 and therefore was not consistent with prior year results or future pre-tax income (loss) expectations.

As a result, we focused principally on qualitative factors and normalized pre-tax income (loss).  As indicated in our original response, the Q1 error would not be material to fiscal 2005 using normalized income (loss) and the error in other non-operating income (loss) was clearly not qualitatively material.

In SAB 99, the SEC Staff states, “materiality concerns the significance of an item to users of a registrant’s financial statements.  A matter is material if there is a substantial likelihood that a reasonable person would consider it important.”   Further, SAB 99 states “an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances’ as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court.”

In accordance with SAB 99, we considered the “surrounding circumstances,” including all available quantitative information (as noted above) and all available qualitative factors (as discussed in our original response).  Based on the total mix of available information, we concluded that a $2.9 million error in other non-operating income (loss) was clearly not material to users of our financial statements.   The derivative instruments utilized to hedge the foreign currency exposure were in fact effective (the economics did not change, regardless of the accounting).  As such, it is unlikely that a reasonable person would consider the $2.9 million error in other non-operating income (loss) material to a company with nearly $1 billion in revenues and $2 billion in assets.

Consideration of Error on Earnings per Share

In addition, we did consider the impact on earnings per share for each of the prior periods and whether the changes resulted in a failure to meet the consensus expectations.  The tables below illustrate the quantitative impact of the correction of the error on earnings per share for full fiscal years 2002, 2003 and 2004 and on a quarterly basis from Q1 FY02 through Q1 FY05.

	FY 2002	FY 2003	FY 2004
Basic EPS, as Reported	(2.99)	0.99	0.48
Impact of Error (net of tax)	(0.01)	0.03	(0.01)
Basic EPS, as Corrected	(3.00)	1.02	0.47

% difference	-0.20%	-2.49%	2.26%

Diluted EPS, as Reported	(2.85)	0.95	0.46
Impact of Error (net of tax)	(0.01)	0.02	(0.01)
Diluted EPS, as Corrected	(2.86)	0.97	0.45

% difference	-0.20%	-2.49%	2.26%

Met or exceeded analyst expectations, as reported	Yes	Yes	Yes

Met or exceeded analyst expectations, as corrected	Yes	Yes	Yes

($000’s)	Q102	Q202	Q302	Q402	Q103	Q203	Q303	Q403	Q104	Q204	Q304	Q404	Q105
Basic EPS, as reported	0.23	0.35	(1.93)	0.98	0.46	0.30	0.63	0.29	0.21	0.19	0.27	(0.19)	(0.10)
Impact of Error (net of tax)	(0.03)	0.02	0.01	(0.00)	0.00	(0.01)	0.01	0.02	(0.00)	(0.01)	(0.00)	0.00	0.01
Basic EPS, as corrected	0.20	0.37	(1.92)	0.98	0.46	0.29	0.64	0.31	0.21	0.18	0.27	(0.19)	(0.09)
% difference	15.39%	-4.99%	0.38%	0.00%	0.00%	2.60%	-0.79%	-7.63%	0.00%	4.15%	0.00%	0.00%	14.44%

Diluted EPS, as reported	0.22	0.33	(1.93)	0.96	0.45	0.29	0.60	0.27	0.19	0.18	0.26	(0.19)	(0.10)
Impact of Error (net of tax)	(0.03)	0.02	0.01	(0.00)	0.00	(0.01)	0.00	0.02	(0.00)	(0.01)	(0.00)	0.00	0.01
Diluted EPS, as corrected	0.19	0.35	(1.92)	0.96	0.45	0.28	0.60	0.29	0.19	0.17	0.26	(0.19)	(0.09)
% difference	15.39%	-4.99%	0.38%	0.00%	0.00%	2.60%	0.00%	-7.63%	0.00%	4.15%	0.00%	0.00%	14.44%

Met or exceeded analyst expectations, as reported	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes

Met or exceeded analyst expectations, as corrected	No	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes

These percentages are consistent with those provided in our original letter related to the impact of the error on pretax income (loss).   In our original response, we concluded that the errors were not material to the quarters and were clearly not material to fiscal 2002, 2003, 2004 or 2005 (normalized or annualized) pre-tax income (loss).  As the errors were not material in any of these periods, we corrected the error in Q1 FY 05 and disclosed the resulting impact in our Q1 FY 05 Form 10-Q in accordance with paragraph 29 of APB 28.

Form 8-K dated June 8, 2005

2.                                       We note your response to our prior comment #5. You state that you believe that additional payments are probable to resolve this matter and that it is unlikely that you will have sufficient information to change your provision. Indicate that amount of the current provision and explain whether you had previously accrued amounts due to this tax exposure. Tell us why you have not disclosed the provision amount in your footnotes in accordance with paragraph 9 of SFAS 5.

Per our telephone conference on Monday, we advise the Staff as follows:

a.                                                                                       The Company has duly performed a SFAS 5 analysis relating to the IRS claim;

b.                                                                                      The Company has accrued as a provision for the IRS claim an amount which is our best estimate of the amount required to satisfy the claim; and

c.                                                                                       Based upon all currently available information, we believe our provision will be sufficient to satisfy this claim.

In accordance with paragraph 9 of SFAS 5, the Company has disclosed the nature of the contingency.  The Company has also disclosed the maximum exposure.  Paragraph 9 does not require disclosure of the accrual, but does state, “in some circumstances [disclosure of] the amount accrued may be necessary for the financial statements not to be misleading.”  Given the statements above, we do not believe disclosure of the original provision in the notes to our financial statements is required. Therefore, we believe the disclosure in our notes regarding income taxes is in accordance with paragraph 9 of SFAS 5.

* * *

Please do not hesitate to call me at (650) 584-5000 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Rex S. Jackson
Rex S. Jackson
Acting Chief Financial Officer

cc:  Steve Williams, Staff Accountant, U.S. Securities and Exchange Commission